Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

We are creating a unique new competitor – ready for what’s next.

•	Combines complementary strengths to create a unique new competitor with unprecedented capabilities in mobility, video and broadband services in a dynamic and rapidly changing marketplace.

o
Together, the companies will be a stronger and more efficient competitive alternative to cable companies like Comcast, for millions of consumers wanting a better bundle of top-quality broadband, video and mobile services, as well as a better customer experience, enhanced innovation and a lower cost structure for the combined company.

o
We have an opportunity to redefine the video entertainment industry by delivering content to consumers across multiple screens – mobile devices, TVs, laptops, the backseat displays of connected cars, and even airplanes.

•	Creates platform for additional topline growth:

o
The combined company will be a content distribution leader across mobile, video and broadband platforms. This distribution scale will position the company to better meet consumers’ future viewing and programming preferences, whether traditional pay TV, on-demand video services like Netflix or Hulu streamed over a broadband connection (mobile or fixed) or a combination of viewing preferences  on any screen.

▪	Consumers who use broadband can watch a large swath of traditional content as well as original content made available over the Internet – and do it all at a time and place of their own choosing.

o	U.S. consumers prefer to purchase pay TV service in a bundle with broadband connections and access video programming anywhere on any device, making mobile service a desirable part of the bundle.

o
With an integrated bundle, consumers get, among other things, one installation visit and one point of contact for customer care. Bundle providers can also integrate their video and broadband products in ways that provide additional benefits to consumers (such as better video on demand).

▪	Today, DIRECTV has service available to 115 million households, but it lacks an integrated broadband service to bundle with its video product.

▪
Today, 97% of AT&T’s 5.7 million video customers bundle their pay TV service with other AT&T services. This consumer preference is not unique to AT&T: 78 percent of basic subscribers of the six largest cable operators take at least a double-play of services, predominantly video and broadband.

▪
Bundling also allows subscribers to integrate traditional linear video with on-demand and OTT services in ways that create a richer, more flexible and increasingly ubiquitous video experience across multiple screens.

o
This transaction is a unique combination of complementary assets and capabilities that creates a strong consumer bundle which will also drive improvements in customer retention and a lower cost structure. With this deal, the combined company will be able to offer:

▪	A pay TV, broadband and mobile service bundle to at least 70 million customer locations.

▪	A pay TV and wireless service bundle to approximately another 45 million U.S. customer locations.

o	For AT&T, the transaction will result in a better bundling opportunity in three areas:

▪	DIRECTV gives AT&T the ability to bundle all its Project VIP footprint with video and broadband – 24 million more locations than originally planned.

▪
The content cost savings and other synergies of this transaction mean that the combined company will upgrade 2 million locations with AT&T’s highest-speed fiber connections (U-verse FTTP) and expand our high speed broadband footprint with a fixed wireless broadband technology to an additional 13 million locations where AT&T will be able to offer a pay TV and high speed broadband bundle.

▪
The deal provides significantly greater scale in video, affording us the ability to offer programmers better value and therefore the opportunity for us to obtain correspondingly better per subscriber content costs. We will be able to have a more competitive bundle of pay TV and high speed broadband for our customer locations where our current plans give us the double-play bundling opportunity today.

o	Accelerates broadband growth

▪	Improves cost structure revenue mix - increases video revenues, accelerates broadband growth

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The content cost savings and other synergies of this transaction mean that the combined company will upgrade 2 million locations to AT&T’s highest-speed fiber connections (U-verse FTTP) and expand our high speed broadband footprint with a fixed wireless broadband technology to an additional 13 million locations where AT&T will be able to offer a pay TV and high speed broadband bundle.

o	Mobility business growth

▪
Together, the companies will be a stronger competitive alternative to cable for consumers wanting a better bundle of top-quality broadband, video and mobile services, as well as a better customer experience and enhanced innovation.

▪
AT&T also sees an opportunity to work with content owners to develop and market unique multi-screen content offerings to customers covered by AT&T’s 4G LTE mobility network serving nearly 290 million people today and its high-speed broadband network that will serve 70 million customer locations (after expansion commitment).

▪
DIRECTV has premier content, particularly live sports programming. It has the exclusive pay TV rights to NFL SUNDAY TICKET that provides every out-of-market game, every Sunday afternoon, on TV, laptops and mobile devices. The new AT&T will be better positioned to develop unique content offerings for consumers through, among other initiatives, AT&T’s joint venture with The Chernin Group.

o
AT&T will be able to use its 2,000 plus company owned stores and the approximate 10,000 retail locations of the combined companies’ authorized agents to sell these new bundled services. Currently, about 50% of AT&T retail stores do not sell a pay TV product.

o	DIRECTV’s Latin American business is the leading pay TV provider in the region.

▪	More than 18 million subscribers, including all Sky Mexico customers

▪	Satellite platform’s broad reach remains advantaged when compared with cable and telco in Latin America.

▪	Underpenetrated pay TV market -- about 40 percent of households subscribe to pay TV

-	DIRECTV has spectrum covering 43 million homes in Brazil, Colombia, Peru and Argentina and plans to offer fixed wireless service to more than 5 million homes in those countries by the end of 2014 1.
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When combined with AT&T’s scale and expertise in wireless data and broadband services, the Company will be able to offer video and broadband bundles to customers in these fast-growing, under-penetrated areas.

o	Current Business

▪	DTV’s current business

-	Premier pay TV provider in the United States and Latin America
-	Best selection of programming
-	Best technology for delivering and viewing high quality video on any device
-	Highest rated customer satisfaction among U.S. cable and satellite TV providers

▪	AT&T’s current business

-	Best-in-class nationwide mobile network
-	Provider of high-speed broadband, Wi-Fi, voice and cloud-based services
-	Cost-saving and convenient bundled plans and service offerings
-	World class suite of IP-based business communications services

1   DIRECTV 2013 10-K at 14, 16-17.

Together, we will be able to give customers a bundled offer – delivering the content they want, when they want it, the way they want it.

•	The combination will offer consumers a nationwide broadband/television alternative to cable companies; new broadband choices, and exciting new ways to enjoy video content when and where they want.

o
Consumers prefer to bundle their broadband and television together.  The combined company will offer consumers a high-quality broadband/television alternative to cable companies like Comcast– along with AT&T’s industry-leading mobile services.

▪
Today, 97% of AT&T’s 5.7 million video customers bundle their pay TV service with other AT&T services. This consumer preference is not unique to AT&T: 78 percent of basic subscribers of the six largest cable operators take at least a double-play of services, predominantly video and broadband

▪
DIRECTV offers satellite TV but does not offer an integrated broadband internet or wireless service. By combining with AT&T, DIRECTV customers will be able to bundle their TV with money saving packages for wireless, telephone, and broadband where available.

▪	True bundling offers consumers convenience – one installation visit, one bill.

▪
Significantly, bundle purchasers typically receive lower prices, and bundle providers can also integrate their video and broadband products in ways that provide additional benefits to consumers (such as better video on demand), effectively lowering quality adjusted prices as well.

o	The merger will deliver a new high-speed Internet offer to millions of Americans with limited choices in broadband.

▪
The combination of DIRECTV video and AT&T broadband, as well as the lower cost structure of the combined company, enables AT&T to commit to expand and enhance its deployment of both wireline and fixed wireless broadband to cover at least 15 million customer locations across 48 states – most of them in underserved rural areas.

-
The content cost savings and other synergies of this transaction mean that the combined company will upgrade 2 million locations with AT&T’s highest-speed fiber connections (U-verse FTTP) and expand our high speed broadband footprint with a fixed wireless broadband technology to an additional 13 million locations where AT&T will be able to offer a pay TV and high speed broadband bundle.

-	Customers will be able to buy broadband service stand-alone or as part of a bundle with other AT&T services.

▪
For customers who only want a broadband service and may choose to consume video through an over-the-top (OTT) service like Netflix or Hulu, the combined company will offer stand-alone wireline broadband service at speeds of at least 6 Mbps (where feasible) in areas where AT&T offers wireline IP broadband service today at guaranteed prices for three years after closing.

▪
DIRECTV’s TV service will continue to be available on a stand-alone basis, at nationwide package prices that are the same for all customers, no matter where they live, for at least three years after the acquisition closes.

o	We will develop new ways to enjoy high-value content across all screens – TVs, PCs, smartphones, and tablets.

▪
The combined company will be a content distribution leader across mobile, video and broadband platforms. This distribution scale will position the company to better meet consumers’ future viewing and programming preferences, whether traditional pay TV, on-demand video services like Netflix or Hulu streamed over a broadband connection (mobile or fixed) or a combination of viewing preferences  on any screen.

-
Together, we will be well-positioned to build on DIRECTV’s longstanding relationships with content providers, including its relationships with sports networks. That will allow us to negotiate for the flexible digital rights required to design and structure new OTT programming services for consumers’ varying needs.

-	We will also be able to offer content providers a coordinated set of platforms through which the content providers can follow their potential viewers, wherever they are and whatever device they use.

▪
The combined company also will work to integrate and enhance DIRECTV’s advanced technology in set-top boxes to develop a common, best-in-class user interface that will provide a consistent “look and feel” and channel lineup regardless of platform or device.2

▪	The company will continue its commitment to the FCC’s Open Internet Protections for three years after the acquisition closes.

•
When you put it all together, we’ll be able to offer consumers greater value and convenience through: competitive bundles of pay TV, high speed broadband and wireless services to at least 70 million U.S. customer locations.  Additionally, we will have competitive bundles of pay TV and wireless service for approximately another 45 million U.S. customer locations.

2 Stankey Decl. ¶ 20; Katz Decl. ¶¶ 109-110.

The combination creates a nationwide competitor to cable with a bundled mobile/broadband/video offer, and will speed the rollout of innovative new services to millions of Americans.

•	This deal creates a unique new competitor and offers tremendous consumer benefits:

o	Cable has long been the dominant provider of broadband and video services in the U.S., and that dominance will swell even further if the Comcast/Time Warner Cable/Charter transactions are completed.

o
By combining with DIRECTV we create a new breed of competitor, one able to offer new bundles and deliver content at scale to consumers across multiple screens – in many areas where cable companies are currently the only bundled option. This will have a positive impact on broadband competition in the U.S., helping pave the way towards regulatory approval.

o
The combined company will have the ability to offer customers the option of bundling the DIRECTV experience with integrated AT&T offers: mobile, broadband or any number of other products. The ability to bundle a high-quality video product with other services outside of our current U-verse TV footprint, currently available only in a minority of customer locations within our 22-state incumbent local exchange carrier region, creates a unique new competitor giving customers what they want.

▪	Today, DIRECTV has service available to 115 million households, but it lacks an integrated broadband service to bundle with its video product.

-	U.S. consumers prefer to purchase pay TV service in a bundle with broadband connections and access video programming anywhere on any device making mobile service a desirable part of the bundle.

▪
Today, as a result of our limited video footprint, AT&T is far smaller than Comcast and Time Warner Cable, our principal competitors.  Lack of scale particularly hinders AT&T with respect to content acquisition – we face challenges selling competitive broadband/video bundles even inside our U-verse video footprint because of relatively high content costs.

▪
We’ll be able to offer consumers greater value and convenience through: competitive bundles of pay TV, high speed broadband and wireless services to at least 70 million U.S. customer locations. Additionally, we will have competitive bundles of pay TV and wireless service for approximately another 45 million U.S. customer locations.

▪	The assets of DIRECTV and AT&T complement each other, with limited competitive overlap.

-	AT&T is a leading broadband company, and in some areas within our 22-state wireline footprint, we bundle broadband with our U-verse video product.
-	DIRECTV, on the other hand, offers a nationwide, best-in-class video experience, but it does not offer its own broadband product.
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By combining these assets, AT&T will be well positioned to offer customers better bundled options than either company could provide on their own. This is especially true when you add in the strength of our wireless network.

•	It also gives the new merged entity the economic incentive to significantly increase investment in broadband infrastructure.

o
The combination of DIRECTV video and AT&T broadband, as well as the lower cost structure of the combined company, enables AT&T to commit to expand and enhance its deployment of both wireline and fixed wireless broadband to cover at least 15 million customer locations across 48 states – most of them in underserved rural areas – within four years after the deal closes.

▪
This will consist of an expansion of 13 million additional high-speed broadband locations with a fixed wireless broadband technology and an upgrade of 2 million additional locations to high speed broadband with AT&T U-verse® with GigapowerSM FTTP (fiber to the premise).

▪	Additionally, many of these locations are in rural areas with few, if any, high-speed broadband choices today.

-	Almost 20 percent of the 13 million customer locations where AT&T’s fixed WLL service will become available have no access to terrestrial broadband services today.
-	An additional 27 percent of the 13 million customer locations have only one terrestrial option today, and in most instances that single option is DSL or relatively slow cable modem service.
-	The ability to provide a true bundle of integrated satellite video, home broadband, and home VoIP services will make for a more competitive and compelling offer in these underserved areas.

▪
This broadband expansion will enhance access to OTT services, like Netflix, Amazon, Google, and Hulu that require a broadband connection. This is why Netflix’s CFO recently called this transaction a “plus for Netflix.”

▪
Significantly, this “lift” in the economic viability of AT&T’s FTTP service from the transaction is in addition to any further expansion justified by changes in the constantly evolving competitive landscape.3

•	With the benefits of the transaction, AT&T is able to commit to do the following, when the deal closes:

o
For customers who only want a broadband service and may choose to consume video through an over-the-top (OTT) service like Netflix or Hulu, the combined company will offer stand-alone wireline broadband service at speeds of at least 6 Mbps (where feasible) in areas where AT&T offers wireline IP broadband service today at guaranteed prices for three years after closing;

o
DIRECTV’s TV service will continue to be available on a stand-alone basis at nationwide package prices that are the same for all customers, no matter where they live, for at least three years after closing

o	Continued commitment for three years after closing to the FCC's Open Internet protections established in 2010.

•	In addition, for specific customers of both companies:

o
Within the U-verse video footprint, AT&T customers will be able to keep their video service.  That service will be enhanced through better content offerings and an improved user experience.  DIRECTV customers will be able to purchase an enhanced, truly integrated bundle combining DIRECTV video service and AT&T broadband.

o
Outside of the U-verse video footprint, customers will now have access to an integrated offering of premier satellite video service from the same company that provides their broadband service, enabling simplified billing and better customer care.

o
Both inside and outside the AT&T wireline footprint, DIRECTV customers will be able to keep their video service and, in most of the country, also receive a competitive high-speed broadband and/or mobile service from the same company that provides that video service.

3 Stankey Decl. ¶ 45.

The transaction creates immediate and long-term value, with opportunity to benefit from the combined company’s substantial growth potential.

•	The transaction creates immediate and long-term value, with opportunity to benefit from the combined company’s substantial growth potential.

o	We expect the deal to be accretive within 12 months after close on free cash flow per share & adjusted EPS basis*

•	Cost Synergies

o
AT&T expects cost synergies to exceed $1.6 billion annual run-rate by three years after closing. These savings will begin in the first year after closing, ramp up over four years and grow with the addition of video subscribers thereafter.*

o	It is anticipated that at least 40% of these total synergies will be realized by year two after closing.*

o	Programming cost reductions are the most significant part of the expected cost synergies.

▪	At this time (June 4, 2014), AT&T’s U-Verse content costs represent approximately 60% of its subscriber video revenues

▪
With the scale this transaction provides, we estimate AT&T’s U-verse content costs after completion of the transaction will be reduced by approximately 20% or more compared with our forecasted standalone content costs

•	Revenue Synergies

o
AT&T expects significant revenue-related synergies that are not currently factored in the expected cost synergies. These revenue opportunities are in the areas of bundling, video content to multiple screens, cross selling and advertising.

o	There are numerous opportunities to achieve revenue synergies in the business marketplace.

▪
AT&T will be able to offer a compelling video service to the hospitality industry (hotels, restaurants and bars), real estate managers/developers and other commercial locations that includes DIRECTV video service bundled with a broad array of other AT&T services.

▪	This transaction dramatically expands AT&T’s ability to serve these business markets.

•
The combination diversifies AT&T’s revenue mix and provides numerous growth opportunities as it dramatically increases video revenues, accelerates broadband growth and significantly expands revenues from outside the United States.

•	Strong cash flow

o	Along with DIRECTV’s current strong cash flows, this transaction is expected to support future investment in growth opportunities and shareholder returns.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.